U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

ComVest Venture Partners, LP
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York,             New York                10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

March 16, 2002
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-4124841
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4. Issuer Name and Ticker or Trading Symbol

Horizon Medical Products, Inc. (HMP)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share             3,375,000        D(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share             2,645,398        D(2)
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Senior Subordinated
Convertible Note (5)         4/16/02    3/16/04     Common Stock           6,600,000     $0.01          D(1)
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Senior Subordinated
Convertible Note (5)         4/16/02    3/16/04     Common Stock           1,207,500     $0.01          D(3)
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Senior Subordinated
Convertible Note (5)         4/16/02    3/16/04     Common Stock           1,200,000     $0.01          D(4)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

See attached footnotes.

ComVest Venture Partners, LP
By: ComVest Management LLC, its general partner


 s/ Michael S. Falk                                            April 8, 2002
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date
         Michael S. Falk
         Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES

(1) These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk"), is the chairman and principal shareholder, and Robert Priddy ("Priddy") is a director and shareholder, of CAMC. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective interests in ComVest.

(2) These shares of Common Stock were issued to Commonwealth Associates, L.P. ("Commonwealth") by Horizon Medical Products, Inc. (the "Company") in consideration of advisory services performed in connection with the recapitalization of the Company. Falk is the Chairman and controlling equity owner, and Robert Priddy is a director and shareholder, of CAMC, which is the general partner of, and the principal owner of the interests in, Commonwealth. Falk and Priddy disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with their respective interests in Commonwealth.

(3) These Senior Subordinated Convertible Notes were purchased directly by Robert Priddy.

(4) These Senior Subordinated Convertible Notes were purchased directly by RMC Capital, LLC ("RMC"). Priddy is the Manger and principal member of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

(5) Subject to the Company's receipt of stockholder approval, the holders of the Senior Subordinated Convertible Notes have the right to convert a portion of the Senior Subordinated Convertible Notes into shares of the Company's Common Stock at a conversion price of $0.01 per share. The terms of the applicable conversion periods and conversion amounts relating to the Senior Subordinated Convertible Notes held by the Reporting Persons is generally as follows:

o Commencing April 16, 2002, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the Senior Subordinated Convertible Note held by ComVest) plus 0.6% of the amount of principal repaid by the Company under the Senior Subordinated Convertible Notes held by certain other purchasers (the "Additional Notes") on or prior to April 15, 2002;

o Commencing March 15, 2003, ComVest has the right to convert an additional 0.25% of the Outstanding Balance;

o Commencing April 16, 2002, each of RMC and Priddy have the right to convert 1.25% of the Additional Notes Outstanding Balance (defined as principal plus accrued and unpaid interest under the Additional Notes held by each of RMC and Priddy) plus 0.6% of the amount of principal repaid under the Senior Subordinated Notes held by ComVest on or prior to April 15, 2002; and

o Commencing March 15, 2003, each of RMC and Priddy have the right to convert an additional 0.25% of the Additional Notes Outstanding Balance.

      The Reporting Persons may also convert the Senior Subordinated Convertible Notes into Common Stock upon certain "Events of Default" (as defined in the Note Purchase Agreement pursuant to which the Senior Subordinated Convertible Notes were issued).

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                          ComVest Management LLC
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              ComVest Venture Partners, LP

Issuer & Ticker Symbol:        Horizon Medical Products, Inc. (HMP)

Statement Date:                March 16, 2002

Signature:                     By:         s/ Michael S. Falk
                                   ---------------------------------------------
                                         Michael S. Falk, Manager


Name:                          Commonwealth Associates Management Company, Inc.
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              ComVest Venture Partners, LP

Issuer & Ticker Symbol:        Horizon Medical Products, Inc.  (HMP)

Statement Date:                March 16, 2002

Signature:                     By:              s/ Joseph Wynne
                                   ---------------------------------------------
                                         Joseph Wynne, Chief Financial Officer


Name:                          Michael S. Falk
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              ComVest Venture Partners, LP

Issuer & Ticker Symbol:        Horizon Medical Products, Inc. (HMP)

Statement Date:                March 16, 2002

Signature:                                  s/ Michael S. Falk
                               -------------------------------------------------
                                               Michael S. Falk

Name:                          Commonwealth Associates, LP
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              ComVest Venture Partners, LP

Issuer & Ticker Symbol:        Horizon Medical Products, Inc. (HMP)

Statement Date:                March 16, 2002

Signature:                     By:           s/ Joseph Wynne
                                   ---------------------------------------------
                                   Joseph Wynne, Chief Financial Officer of
                                   general partner

Name:                          Robert Priddy
                               3291 Buffalo Drive, Suite 8
                               Las Vegas, Nevada 89129

Designated Filer:              ComVest Venture Partners, LP

Issuer & Ticker Symbol:        Horizon Medical Products, Inc. (HMP)

Statement Date:                March 16, 2002

Signature:                                s/ Robert Priddy
                               -------------------------------------------------
                                             Robert Priddy


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